

ECTEL REPORTS RESULTS OF THE SECOND QUARTER AND FIRST SIX MONTHS OF 2003

Petah Tikva, Israel – July 24, 2003 – ECtel Ltd. (NASDAQ: ECTX), a leading provider of monitoring solutions and revenue assurance applications, today reported unaudited financial results for the second quarter and six months ended June 30, 2003.

Revenues for the second quarter ended June 30, 2003 were $10.1 million, compared to $24.2 million in the second quarter of 2002. The net loss for the second quarter of 2003 was $13.8 million, or $0.77 per fully diluted share, compared to net income of $4.3 million, or $0.23 per fully diluted share, for the corresponding quarter of 2002.

The Company's results for the second quarter ended June 30, 2003, include a non-cash goodwill impairment charge of $6.0 million. The goodwill resulted from the acquisition of NetEye in October 2001.

Revenues for the six months ended June 30, 2003 were $25.3 million, compared to $47.3 million in the first half of 2002. The net loss for the first six months of 2003 (including the above-mentioned goodwill impairment charge) was $17.6 million, or $0.98 per fully diluted share, compared to net income of $8.5 million, or $0.45 per fully diluted share, for the parallel period of 2002.

Commenting on the results, Aharon Shech, President and CEO of ECtel said, "The decline in our second quarter revenues reflects the impact of trends similar to those that affected our first quarter performance. Continued deferral of capital investments by customers and potential customers, longer sales cycles, and extended negotiations regarding credit terms have made it increasingly challenging to close both telecom and government deals."

"Despite the difficult environment, we remain confident in our products and capable team and continue to retain the trust of our customers. We remain focused on maintaining our technology leadership and sales efforts. At the same time, we are carefully monitoring a number of parameters and, if necessary, will adjust our plans accordingly."

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results on Thursday, July 24, 2003 at 10:00 am ET; 9:00 am CT; 7:00 am PT; and 5:00 pm Israel time. To participate, please call the conference center approximately 10 minutes prior to conference time, and request the ECtel Q/2 2003 Earnings Results Conference call, reservation number 691765, at one of the following numbers:

In the United States:	888-423-3271
In Israel:	1-800-286-285 or 03-9255910
In the United Kingdom:	0-800-169-8104
In Germany:	0-800-181-4332
All other international callers:	++1-612-338-1652

A digital replay will be available from 1:30 pm ET on July 24, 2003 until midnight ET July 31, 2003. To access the replay, please dial:

In the United States:	800-475-6701	Access Code: 691765
In Israel:	03-925-5936	Access Code: None
All other international callers:	++1-320-365-3844	Access Code: 691765

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Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators and governmental agencies, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:

ECtel Ltd.	**ECtel Ltd.**
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4306
Email: avig@ectel.com	Email: chrisd@ectel.com

ECtel Ltd.

Consolidated Statements of Income

$ in thousands except share and per share data

		Six months ended June 30,			Three months ended June 30,	
		2002	**2003**		**2002**	**2003**
		(Unaudited)			(Unaudited)	
Revenues		47,324	25,304		24,228	10,097
Cost of revenues	(*)	19,191	14,109	(*)	9,817	6,867
Gross profit	(*)	28,133	11,195	(*)	14,411	3,230
Research and development costs - net	(*)	6,724	6,569	(*)	3,378	3,174
Selling and marketing expenses	(*)	9,016	8,365	(*)	4,697	3,990
General and administrative expenses	(*)	4,087	7,916	(*)	2,005	3,792
Goodwill impairment		-	6,019		-	6,019
Operating income (loss)		8,306	(17,674)		4,331	(13,745)
Financial income, net		(163)	(169)		(198)	(107)
Other expenses (income), net		(8)	(8)		(8)	2
Income (loss) before tax		8,477	(17,497)		4,537	(13,640)
Taxes on income		16	102		211	115
Net income (loss)		8,461	(17,599)		4,326	(13,755)
Basic earnings (loss) per share		0.48	(0.98)		0.24	(0.77)
Number of shares outstanding used to compute basic earnings (loss) per share		17,744,000	17,944,626		17,774,700	17,958,648
Diluted earnings (loss) per share		0.45	(0.98)		0.23	(0.77)
Weighted average number of shares outstanding used to compute diluted earnings (loss) per share		18,715,700	17,944,626		18,651,000	17,958,648

(*) Stock-based compensation for 2002 periods has been reclassified. Instead of being summarized in one line item, it was divided between cost of revenues and operating expenses as follows:

	Six months ended June 30,	Three months ended June 30,
	2002	
	(Unaudited)	
Cost of revenues	9	4
Research and development costs, net	32	13
Selling and marketing expenses	23	9
General and administrative expenses	225	90
	289	116

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

		December 31, 2002	June 30, 2003
		(Audited)	(Unaudited)
Assets			
Current assets:			
Cash and cash equivalents (including marketable bonds)		52,786	34,140
Receivables:			
Trade		47,959	39,514
Other		4,511	3,320
Related parties	(*)	1,234	1,264
Recoverable costs and estimated earnings, not yet billed		10,899	12,057
Inventories		5,776	8,104
Total current assets		123,165	98,399
Long-term marketable bonds		-	6,335
Long-term receivables, net of current maturities		5,601	4,911
Property, plant and equipment			
Cost		10,934	11,512
Less - accumulated depreciation		5,558	6,175
		5,376	5,337
Goodwill		16,348	10,329
Other assets		1,378	2,133
Total assets		151,868	127,444

(*) Reclassified

ECtel Ltd.
Consolidated Balance Sheets

$ in thousands

		December 31, 2002	June 30, 2003
		(Audited)	(Unaudited)
Liabilities and shareholders' equity			
Current liabilities:			
Trade payables		7,097	6,297
Related parties	(*)	1,518	2,039
Other payables and accrued liabilities		25,950	19,131
Total current liabilities		34,565	27,467
Long-term liability:			
Liability for employee severance benefits, net		774	958
Total liabilities		35,339	28,425
Shareholders' equity:			
Share capital		211	212
Capital surplus		72,291	72,379
Retained earnings		44,027	26,428
		116,529	99,019
Total Liabilities and shareholders' equity		151,868	127,444

(*) Reclassified